2255 Markham Road, Scarborough, Ontario, M1B 2W3

News Release

FOR IMMEDIATE RELEASE

Cinram International Income Fund

Announces Voluntary U.S. Deregistration

TORONTO (June 13, 2007) – Cinram International Income Fund (TSX: CRW.UN, the “Fund”) today announced that it is voluntarily filing a Form 15F with the U.S. Securities and Exchange Commission (SEC) to terminate the registration of its units under the Securities Exchange Act of 1934, as amended. Cinram expects that this termination of registration will become effective 90 days after its filing with the SEC. As a result of this filing, Cinram’s obligation to file certain reports with the SEC, including an annual report on Form 20-F and reports on Form 6-K, will immediately be suspended.

As a TSX-listed reporting issuer, the Fund will continue to meet its Canadian continuous disclosure obligations through filings with the applicable Canadian securities regulators. All of Cinram’s filings can be found on the System for Electronic Document Analysis and Retrieval (SEDAR) at

www.sedar.com.

About Cinram

Cinram International Inc., an indirect, wholly-owned subsidiary of the Fund, is the world’s largest provider of pre-recorded multimedia products and related logistics services. With facilities in North America and Europe, Cinram International Inc. manufactures and distributes pre-recorded DVDs, audio CDs, and CD-ROMs for motion picture studios, music labels, publishers and computer software companies around the world. The Fund’s units are listed on the Toronto Stock Exchange under the symbol CRW.UN and are included in the S&P/TSX Composite Index. For more information, visit our website at www.cinram.com.

Certain statements included in this release constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Fund, or results of the multimedia duplication/replication industry, to be materially different from any future results, performance or achievements expressed or implied by such forward looking statements. Such factors include, among others, the following: general economic and business conditions, which will, among other things, impact the demand for the Fund’s products and services; multimedia duplication/replication industry conditions and capacity; the ability of the Fund to implement its business strategy; the Fund’s ability to retain major customers; the Fund’s ability to invest successfully in new technologies and other factors which are described in the Fund’s filings with applicable securities commissions. Due to the potential impact of these factors, the Fund disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable law.

For more information:

Lyne Beauregard Fisher

Tel: (416) 321-7930

lynefisher@cinram.com

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